Exhibit 99.2

ARQIT QUANTUM INC.
3 ORCHARD PLACE
LONDON SW1H 0BF, UNITED KINGDOM

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on September 17, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/ARQQ2024**

You may attend the meeting via the Internet. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on September 17, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V56361-P17990

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ARQIT QUANTUM INC.

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees:

	For	Against	Abstain
1a. DAVID WILLIAMS	☐	☐	☐
1b. MANFREDI LEFEBVRE D'OVIDIO	☐	☐	☐
1c. GARTH RITCHIE	☐	☐	☐

2. 15:1 Reverse Share Split Proposal
RESOLVED, as an ordinary resolution, that, subject to the average closing price, rounded to the nearest penny, of Arqit's ordinary shares on Nasdaq for the preceding five consecutive business days being below $1.00 but above $0.50, and the determination, confirmation and approval of the board of directors of Arqit that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market, the authorized share capital of Arqit be consolidated as follows:
from US$50,000 divided into 469,000,001 ordinary shares of a par value of US$0.0001 each and 30,999,999 preference shares of a par value of US$0.0001 each, to US$50,000 divided into 31,266,667 ordinary shares of a par value of US$0.0000067 each and 2,066,667 preference shares of a par value of US$0.0000067 each by
(x) the consolidation of the 469,000,001 ordinary shares of a par value of US$0.0001 into 31,266,667 ordinary shares of a par value of US$0.0000067, and
(y) the consolidation of the 30,999,999 preference shares of a par value of US$0.0001 into 2,066,667 preference shares of a par value of US$0.0000067, consolidating each and every issued and outstanding ordinary share and preference share by a factor of 15:1.

For ☐ Against ☐ Abstain ☐

3. 20:1 Reverse Share Split Proposal
RESOLVED, as an ordinary resolution, that, subject to the average closing price, rounded to the nearest penny, of Arqit's ordinary shares on Nasdaq for the preceding five consecutive business days being between $0.30 and $0.50, and the determination, confirmation and approval of the Board of Directors that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market and that the 15:1 Reverse Share Split would not be sufficient for such purpose, the authorized share capital of Arqit be consolidated as follows:
from US$50,000 divided into 469,000,001 ordinary shares of a par value of US$0.0001 each and 30,999,999 preference shares of a par value of US$0.0001 each, to US$50,000 divided into 23,450,000 ordinary shares of a par value of US$0.000005 each and 1,550,000 preference shares of a par value of US$0.000005 each by
(x) the consolidation of the 469,000,001 ordinary shares of a par value of US$0.0001 into 23,450,000 ordinary shares of a par value of US$0.000005, and
(y) the consolidation of the 30,999,999 preference shares of a par value of US$0.0001 into 1,550,000 preference shares of a par value of US$0.000005, consolidating each and every issued and outstanding ordinary share and preference share by a factor of 20:1.

For ☐ Against ☐ Abstain ☐

4. 25:1 Reverse Share Split Proposal
RESOLVED, as an ordinary resolution, that, subject to the average closing price, rounded to the nearest penny, of Arqit's ordinary shares on Nasdaq for the preceding five consecutive business days being below $0.30, and the determination, confirmation and approval of the Board of Directors that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market and that each of the 15:1 Reverse Share Split and 20:1 Reverse Share Split would not be sufficient for such purpose, the authorized share capital of Arqit be consolidated as follows:
from US$50,000 divided into 469,000,001 ordinary shares of a par value of US$0.0001 each and 30,999,999 preference shares of a par value of US$0.0001 each, to US$50,000 divided into 18,760,000 ordinary shares of a par value of US$0.000004 each and 1,240,000 preference shares of a par value of US$0.000004 each by
(x) the consolidation of the 469,000,001 ordinary shares of a par value of US$0.0001 into 18,760,000 ordinary shares of a par value of US$0.000004, and
(y) the consolidation of the 30,999,999 preference shares of a par value of US$0.0001 into 1,240,000 preference shares of a par value of US$0.000004, consolidating each and every issued and outstanding ordinary share and preference share by a factor of 25:1.

For ☐ Against ☐ Abstain ☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.
Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V56362-P17990 ARQIT QUANTUM INC. General Meeting of Shareholders September 18, 2024 3:00 PM (BST) This proxy is solicited by the Board of Directors The undersigned hereby appoints Patrick Willcocks as proxy, with the power to appoint a substitute, and authorizes him to represent and vote as specified on the other side of this proxy, all ordinary shares of Arqit Quantum Inc. that the undersigned is entitled to vote at the General Meeting of Shareholders to be held at 3:00 p.m. (British Summer Time) on Wednesday, September 18, 2024, at 5 Old Broad Street, London, England EC2N 1DW, or attend virtually only at www.virtualshareholdermeeting.com/ARQQ2024 and all adjournments thereof. The shares represented by this proxy will be voted as specified on the other side. If no choice is specified, this proxy will be voted FOR each proposal. The proxies are authorized, in their discretion, to vote such shares upon any other business that may properly come before the General Meeting. Continued and to be signed on reverse side